Jon C. Avina

+1 650 843 5307

javina@cooley.com

April 8, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

Washington, DC 20549

Attn:	Mitchell Austin, Staff Attorney

Jan Woo, Legal Branch Chief

David Edgar, Staff Accountant

Kathleen Collins, Accounting Branch Chief

Re:	Zoom Video Communications, Inc.

Registration Statement on Form S-1

Initially Filed on March 22, 2019

File No.: 333-230444

Ladies and Gentlemen:

On behalf of Zoom Video Communications, Inc. (the “Company”), we are providing this letter as a follow-up to the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated March 26, 2019, with respect to the Company’s Registration Statement on Form S-1, filed on March 22, 2019. The Company is concurrently filing Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”).

Per our conversations with the Staff, in light of the difference between the fair value used for stock options granted by the Company on January 24, 2019 and the midpoint of the estimated price range set forth on the cover page of the prospectus, in order to determine the appropriate share-based compensation expense for those stock options for financial reporting purposes, the Company reassessed the share-based compensation expense using the midpoint of the estimated price range. The Company has also updated the disclosure on pages 75 and F-36 of the Amended Registration Statement to provide additional information regarding stock options granted subsequent to January 31, 2019.

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Cooley LLP    3175 Hanover Street    Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400   cooley.com

U.S. Securities and Exchange Commission

April 8, 2019

Page Two

Please contact me at (650) 843-5307 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Jon C. Avina

Jon C. Avina

cc:	Eric S. Yuan, Zoom Video Communications, Inc.

Kelly Steckelberg, Zoom Video Communications, Inc.

Aparna Bawa, Zoom Video Communications, Inc.

Calise Y. Cheng, Cooley LLP

Bradley M. Libuit, Cooley LLP

Alex K. Kassai, Cooley LLP

Cooley LLP    3175 Hanover Street    Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400   cooley.com